Sanmina Corporation 2700 North First Street San Jose, CA 95134 (408) 964-3500

February 27, 2024

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Jean Yu / Anne McConnell

Re:	Sanmina Corporation Form 10-K for the fiscal year ended September 30, 2023 Form 8-K filed on November 6, 2023 File No. 000-21272

Dear Ms. Yu and Ms. McConnell:

Sanmina Corporation (“Sanmina”) acknowledges receipt of your comment letter dated February 22, 2024, (the "Comment letter") with respect to the above-referenced filings. As our outside counsel, Erika Muhl, Partner, WSGR, discussed with the Staff on February 27, 2024, the Company respectfully requests an extension to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than March 15, 2024. We are grateful for the Staff's assistance in this matter. In the meantime, if the Staff has any questions, please do not hesitate to contact me at (925) 963-8300.

Sincerely,

/s/ Jonathan Faust
Jonathan Faust Executive Vice President and Chief Financial Officer (Principal Financial Officer)